Members Select “I have a login”. Guests Select “I am a guest” and fill in the form. To start This year, the meeting will take place virtually. You will be able to participate online using your smartphone, tablet or computer. You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time. Members login Enter the credentials received by email / Enter your member ID and email to login. If you need help login in, click on the support button to review details and contact us. USER GUIDE - VIRTUAL MEETING To participate online: Make sure the browser on your device is compatible. You will need the latest version of Chrome, Safari, Edge, or Firefox. Using your smartphone, tablet or computer, go to this address. Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for your meeting. If you are experiencing any difficulty connecting or watching the meeting, ensure your VPN setting is disabled or use computer on a network not restricted to security settings of your organization. https://meetings.lumiconnect.com/400-025-911-054 Meeting password: wheaton2026 Exhibit 99.5

Voting Once voting has opened, the voting tab will appear. The resolutions and voting choices will be displayed in that tab. Questions To ask a question, select the messaging tab. Type your message within the box at the top of the screen and click the send arrow. Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair. Once logged in, you will see the home page, where you can access the meeting information, documents and the broadcast. To vote, select one of the voting options. Your choice will be highlighted. A confirmation message will also appear to show your vote has been received. The number of resolutions for which you have voted, or not yet voted, is displayed at the top of the screen. You can change your votes until the end the voting period by simply selecting another choice. You will continue to hear the meeting proceedings. To return to the broadcast tab on mobile, tap on the broadcast button after having voted. www.lumiglobal.com To watch the meeting, press on the broadcast icon. On a computer, the broadcast will appear automatically at the right-side once the meeting has started.